Mail Stop 3561

May 9, 2008

Arlen Henock
Chief Financial Officer
Proliance International, Inc.
100 Gando Drive
New Haven, CT 06513

> **Re:** **Proliance International, Inc.**
> **File No. 001-13894**
> **Form 10-K: For the Fiscal Year Ended December 31, 2007**
> **Form 8-K furnished March 31, 2008**
> **Form S-3 filed April 21, 2008**

Dear Mr. Henock:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. We note that a significant portion of your results of operations disclosure is dedicated to stating, in narrative form, dollar and percentage changes in accounts.

In addition, while you discuss certain factors that have contributed to the changes in your income statement accounts, you do not quantify the impact of a large number of these factors. For example, it is not clear how much of the decline in revenue recognized by your domestic segment during fiscal year 2007 is attributable to customer inventory actions and soft market demand (which would imply a reduction in sale quantities) versus lower average selling prices due to the shift in customer mix. Similarly, it is unclear how much of the increase in your consolidated revenue for fiscal year 2006, as compared to revenue recognized in fiscal year 2005, relates to the recognition of a full year of sales generated by businesses acquired from Modine in July of fiscal year 2005. In this regard, we believe your MD&A disclosure could be enhanced by:

- increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
- using tables to list, quantify, and sum all of the material individual factors that have resulted in the changes to your accounts;
- refocusing the narrative portion of your disclosure on analysis of the underlying business and market factors impacting the information presented in the tables referenced above;
- ensuring that all material factors are quantified and analyzed; and
- quantifying the effects of changes in both price and volume on your revenue and expense categories, where appropriate.

For further guidance, refer to Section III of the staff's release "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Operation" available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

2. We note that one of the principal objectives of MD&A is to provide readers of your financial statements with information about the quality and potential variability of your company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance. In this regard, MD&A should be a discussion and analysis of your business as seen through the eyes of management. As your reportable segments reflect the level at which your business activities are regularly reviewed by the enterprise's chief operating decision maker, we believe that the supplemental discussion of operating results of each reportable segment may best achieve the objectives of MD&A. In this regard, we note that while your MD&A discusses the factors contributing to the changes in the amount of revenue recognized by each of your reportable segments, your MD&A discussion does not address i) the changes in the costs and expenses recognized by your reportable segments, ii) gross margins in dollar amount and as a percentage of net sales for each segment or iii) the change in the operating performance of your reportable segments. For example, we note from your disclosure in Note 19 to your financial statements that the

operating income recognized by your "Domestic" segment during fiscal year 2007 increased to approximately $8.3 million, as compared to approximately $2.7 million in fiscal year 2006, while a) your "Domestic" segment's revenues declined to approximately $286.7 million from approximately $321.3 million that was recognized in fiscal year 2006 and b) depreciation and amortization expense recognized by the domestic segment increased by approximately $2.3 million. However, your disclosure does not explain why the operating income recognized by your "Domestic" segment would have increased under the aforementioned circumstances.

Please expand your discussion in MD&A to provide a complete discussion of the operating results of each of your reportable segments. For each of your reportable segments, we believe your expanded disclosure should discuss the amounts recognized with regard to each material expense category (e.g. cost of sales, SG&A, restructuring charges, etc.), the factors contributing to the changes in the amount of expense charged to these expense categories, gross margins in dollar amount and as a percentage of net sales, and any other information that you deem material to an investor's understanding of your segments' operating performance.

3. Based upon the disclosure regarding your "Customers," which has been included on page five of your Form 10-K, we note that AutoZone is your largest customer. We also note that your revenues generated from product sales to AutoZone have declined from approximately $50.5 million and $54.2 million in fiscal years 2005 and 2006, respectively, to approximately $39.4 million in fiscal year 2007. To the extent that i) revenue generated from sales to AutoZone continues to be significantly below historical averages or ii) you experience significant fluctuations in your sales to AutoZone (or any other major customer) in future periods, please expand your MD&A in future filings to discuss the underlying factors impacting your sales to such customer.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Accounts Receivable, page 43

4. Please note that for non-financial institutions selling trade receivables, we believe that it is preferable to record losses on the sale of trade receivables as an operating expense. If material, the losses should be presented separately. If immaterial, we would accept classification of losses in other operating expense or selling, general and administrative expense with further details disclosed in a footnote. We believe that it is not appropriate to classify gains or losses on transfers of financial assets as interest income or interest expense because, by definition, the transfer is

a sale, not a financing activity. Similarly, it is not appropriate to classify gains or losses on transfers of financial assets as cost of goods sold, because the transfer of a receivable is unrelated to the transaction originally generating that receivable. Please revise future filings accordingly.

Note 9 – Debt

New Credit Agreement, page 51

5. We note that you entered into a Second Amendment to the Credit Agreement with Silver Point Financing, LLC (the "Second Amendment") on March 12, 2008. Per your disclosure, the Second Amendment increased the interest rate that you were required to pay on your outstanding debt balance to the greater of (i) the "Adjusted LIBOR Rate" plus 8% or (ii) 12%. We note that prior to the Second Amendment, and after excluding the impact of the additional 2% default interest, the interest rate applied to the borrowings was equal to a per annum "Base Rate" plus 375 basis points or a per annum "LIBOR Rate" plus 475, based upon the election of your company. We also note that the Second Amendment resulted in the payment of a fee to the Lenders of $3 million, as well as a temporary increase to the amount of funds available for you to borrow.

Based upon your disclosure that the fee paid to the Lenders will be deferred and amortized over the remaining term of the outstanding obligations (page 77), it appears that you intend to treat the Second Amendment as a modification to your original credit agreement, as opposed to the extinguishment of the original credit agreement and the issuance of a new debt agreement. We note that in accordance with EITF 96-19, if a debt agreement is modified such that the present value of the cash flows under the terms of the new debt instrument are at least 10 percent different from the present value of the remaining cash flows under the terms of the original debt instrument, the original debt instrument and modified debt instrument are deemed to be substantially different. If the original and modified debt instruments are deemed to be substantially different, the original instrument should be accounted for as if it were extinguished. Furthermore, in this circumstance, fees paid by the debtor to the creditor (e.g. your lender fees) should be associated with the extinguishment of the old debt and included in determining the debt extinguishment gain or loss to be recognized.

In view of the preceding, please provide us with an analysis fully responsive to EITF 96-19 that demonstrates how your intended accounting treatment complies with the literature. Your analysis should explicitly compare the present value of the cash flows under the terms of the Second Amendment to the present value of the remaining cash flows under the terms existing prior to the Second Amendment relative to the 10% threshold criteria specified in EITF 96-19. In addition, your analysis should detail all of the factors considered and applied in determining the respective present values. Include in your analysis the consideration given to the warrants issued in connection with the Third Amendment to the Credit Agreement, as it appears that the fair value of the warrants should be considered as a cost associated with the credit agreement.

Note 10 – Stockholders' Equity

Preferred Stock, page 55

6. We note that your outstanding Series B preferred stock is convertible into common stock based upon its liquidation preference and the market value of your common stock at the time of conversion. As such, it appears that the preferred stock does not meet the definition of conventional convertible, as it is not convertible into a fixed number of common shares. In this regard, please tell us and disclose how you have and continue to account for the conversion feature. As part of your response, include an analysis of the embedded conversion feature contained within the preferred stock. Based upon your analysis, tell us whether the conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value, with changes in fair value recorded in earnings pursuant to paragraph 12 of FAS 133. Please also give consideration given to EITF 00-19, as appropriate. For guidance, refer to page 33 of the Division of Corporation Finance's "Current Accounting and Disclosure Issues," which is available on our website at http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml. In connection with your analysis, cite the characteristics of the Series B preferred stock and your conclusion as to whether it is akin to a debt instrument or an equity instrument. For examples of characteristics to consider, refer to the last paragraph of the section "Example Illustration of the Private Offering Exemption" in the text of staff remarks available on our website at http://www.sec.gov/news/speech/2006/spch121206slh.htm.

Note 15 – Income Taxes, page 70

7. Please tell us and disclose the reason for the material difference in the "(loss) income from continuing operations before taxes" recognized by your United States operations versus your foreign operations, as observed from the last table of your footnote. Also, include a discussion in MD&A that addresses the factors that cause such a difference in the amounts reported for each geographic area in this footnote. Further, since your reportable segments are organized on the basis of geography, disclosure in MD&A should also address how the measure reported for income taxes by geography relates to the reportable segments' measure of profit and loss.

Note 21 – Subsequent Events, page 78

8. We note that on March 26, 2008, you issued warrants to purchase up to 1,988,072 shares of your company's common stock in connection with the Third Amendment to your Credit Agreement. In addition, we note that warrants to purchase 993,040 shares are subject to cancellation if your company raises $30 million of debt or equity capital prior to May 31, 2008. Based upon your disclosure, the warrants issued have an exercise price equal to 85% of the lowest volume weighted average price of your company's common stock for any 30 day trading period prior to exercise, commencing 90 trading days prior to the issuance date and ending 180 trading days after the trading date. In regard to the preceding, please:

    • tell us the amount of consideration paid for the warrants by Silver Point, and whether a portion of such consideration will be refunded to Silver Point if certain of the warrants are cancelled;
    • explain to us your accounting for any warrants cancelled;
    • tell us the fair value of the warrants issued and how it was determined;
    • tell us the amount of cost that is expected to be recognized in connection with the warrants issued and where such will be reported in your financial statements;
    • tell us the accounting period(s) over which you expect to recognize the cost of these warrants and where such expense will be reported in your financial statements; and
    • clarify for us how the exercise price of the warrants is to be determined within the timeframe indicated in your disclosure and provide examples of its determination.

9. We note the following are associated with the warrants indicated in the preceding comment: (i) variable exercise price, (ii) cash payment in lieu of shares in excess of the 20% Issuance Cap, (iii) cashless exercise provision; (iv) registration rights agreement, including therein payment of cash damages in regard to specified failures, and (v) redemption right of holders in a change of control. In regard to (i), (ii), (iii) and (iv), please provide us with your analysis of whether the warrants meet the definition of a derivative under FAS 133 (paragraphs 6-9), and if so, whether the warrants meet the scope exception in paragraph 11(a) of FAS 133. If the warrants do not meet the definition of a derivative under FAS 133, provide us with an evaluation under EITF 00-19 to determine whether the warrants should be accounted for as a liability or as equity. In order to determine that equity classification of the warrants is appropriate, all of the criteria for equity classification in paragraphs 7-32 of EITF 00-19 must be met. Refer to page 32 of the Division of Corporation Finance's "Current Accounting and Disclosure Issues" referred to above for guidance. Additionally, explain to us your consideration of FSP 00-19-2 in regard to the cash damages payments noted in (iv) and EITF D-98 in regard to (v).

Form 8-K Furnished on March 31, 2008

Exhibit 99.1

Non-GAAP Measures

10. We note that you have presented the non-GAAP measure "EBITDA" and variations thereof in your Form 8-K. Please provide substantive reasons specific to your circumstances that demonstrate the usefulness of your non-GAAP measures to investors. In developing your disclosure, consider the answer to question 8 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" ("FAQ"), available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. This identifies disclosure that may be necessary when a non-GAAP performance measure excludes a recurring charge. Also refer to the answer to question 15 of the FAQ that discusses the applicability of answer 8 to EBITDA. In particular, consider emphasis on the usefulness of excluding interest given the significance of debt to your operations. You should also consider the answer to question 9 of the FAQ in regard to your restructuring charges, since such have been recorded in each of the last three fiscal years. Please provide us with any revised disclosure that you intend to include in future filings.

Form S-3 filed April 21, 2008

Selling Stockholders

Private Placement of Warrants, page 10

11. We note that the Registration Rights Agreement entered into with your selling stockholders requires that you make payments to your selling stockholders if your registration statement is not declared effective on or prior to a certain required effectiveness date. Please tell us i) the date by which your registration statement must be effective in order to avoid making payments to your selling stockholders and ii) the amount of the payments which may be incurred. To the extent that the amount of these payments may be material, please expand the disclosure in your Form S-3 and revise the MD&A and the footnotes to your financial statements in your future periodic reports (e.g. your Form 10-Q for Quarterly Period Ended March 31, 2008) to discuss the terms surrounding these payments.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief